Aflac Incorporated 2015 Form 10-K
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

(In thousands)	2015	2014	2013	2012	2011
Fixed charges:
Interest expense(1)	$289,070	$317,428	$292,637	$261,405	$195,536
Interest on investment-type contracts	56,721	57,363	54,839	57,679	50,075
Rental expense deemed interest	531	629	693	892	1,028
Total fixed charges	$346,322	$375,420	$348,169	$319,976	$246,639
Earnings before income tax(1)	$3,862,313	$4,490,604	$4,815,619	$4,302,108	$2,950,452
Add back:
Total fixed charges	346,322	375,420	348,169	319,976	246,639
Total earnings before income tax and fixed charges	$4,208,635	$4,866,024	$5,163,788	$4,622,084	$3,197,091
Ratio of earnings to fixed charges	12.2x	13.0x	14.8x	14.4x	13.0x
(1)Excludes interest expense on income tax liabilities
Amounts prior to 2012 have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.